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                                                                         ANNEX A

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July 11, 2001

The Special Committee of the Board of Directors
Credit Suisse First Boston (USA), Inc.
11 Madison Avenue
New York, New York 10010

Dear Members of the Special Committee:

    We understand that Credit Suisse First Boston, Inc. ("Parent"), CSFBdirect Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), and Credit Suisse First Boston (USA), Inc. (the "Company") have entered into an Agreement and Plan of Merger, dated as of July 11, 2001 (the "Agreement"), pursuant to which Parent will cause Purchaser to commence a tender offer (the "Offer") to purchase any and all of the issued and outstanding shares of Common Stock of the Company designated Credit Suisse First Boston (USA), Inc.--CSFBDIRECT Common Stock, par value $0.10 per share (the "Shares") (other than Shares held in treasury or owned by Parent or any of its subsidiaries) (the "Publicly Held Shares") at a price per share of $6.00 (the "Offer Price"), net to the selling stockholders in cash without interest thereon. Pursuant to the Agreement, following completion of the Offer, Purchaser will merge with and into the Company (the "Merger"), and each remaining issued and outstanding Publicly Held Share will be canceled and converted into the right to receive an amount in cash equal to the Offer Price.

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Publicly Held Shares (the "Public Stockholders") of the Offer Price to be received by such holders pursuant to the Agreement. In connection with this opinion, we have:

    (i) Reviewed the financial terms and conditions of the Agreement;

    (ii) Analyzed certain historical business and financial information relating to the assets and liabilities of the Company's online discount brokerage and related investment services business whose performance is tracked by the Shares (the "Direct Business");

   (iii) Reviewed various financial forecasts and other data provided to us by the Company and the management of the Direct Business relating to the Direct Business;

    (iv) Held discussions with members of the senior management of the Company and the Direct Business with respect to the business and prospects of the Direct Business and its strategic objectives;

    (v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to the Direct Business;

    (vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to that of the Direct Business;

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The Special Committee of the Board of Directors
Credit Suisse First Boston (USA), Inc.
July 11, 2001
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   (vii) Reviewed the historical stock prices and trading volumes of the Shares;
         and

  (viii) Reviewed such other information, conducted such other financial studies, analyses and investigations, as we deemed appropriate.

    In conducting our analysis and in arriving at our opinion as expressed herein, we have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation and appraisal of any of the properties, assets or liabilities of the Company or the Direct Business, or concerning the solvency or fair value (within the context of a solvency analysis) of the Company or the Direct Business. While we reviewed various financial forecasts and other data provided to us by the Company and the management of the Direct Business pertaining primarily to the U.S. brokerage business, which is a significant portion of the operations of the Direct Business, we note that we were advised by the Company and the management of the Direct Business that financial forecasts and projections relating to the entire Direct Business were not available. For purposes of our analysis and with your consent, we have considered the risks and uncertainties associated with the Direct Business achieving the financial forecasts of the management of the Direct Business in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. We were not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the outstanding Shares, the Direct Business or its constituent businesses. Additionally, we are not legal experts, and, accordingly, we have not been requested to, and we do not, express any opinion as to the value of any contingent liabilities of the Company, including liabilities associated with litigation relating to or arising out of the transactions contemplated by the Agreement.

    Further, our opinion is necessarily based on accounting standards, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    In rendering our opinion, we have assumed, with your consent, that the Offer and the Merger will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by Parent, Purchaser or the Company, and that obtaining the necessary regulatory approvals for the Offer and the Merger will not have an adverse effect on the Company.

    Lazard Freres & Co. LLC is acting as investment banker to the Special Committee of the Board of Directors of the Company in connection with the Offer and the Merger and will receive a fee for our services.

    Our engagement and the opinion expressed herein are for the benefit of the Special Committee of the Board of Directors of the Company and our opinion is rendered in connection with its consideration of the Offer and the Merger. The opinion is not intended to and does not constitute a recommendation to any holder of Shares as to whether such holder should tender such holder's Shares into the Offer or whether such holder, if necessary, should vote to adopt and approve the Agreement or the Merger. It is understood that except for the reproduction of this letter in its entirety in the Offer Documents (as defined in the Agreement), this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

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The Special Committee of the Board of Directors
Credit Suisse First Boston (USA), Inc.
July 11, 2001
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    Based upon and subject to the foregoing, we are of the opinion that the
Offer Price to be received by the Public Stockholders in the Offer and the Merger pursuant to the Agreement is fair, from a financial point of view, to the Public Stockholders.

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                                                          Very truly yours,

                                                          LAZARD FRERES & CO. LLC

                                                          By:            /s/ ALBERT H. GARNER
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                                                                           Albert H. Garner
                                                                          Managing Director
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